STORAGETEK®

2001

summary annual report

CONTENTS



StorageTek


expanding
collaborating
partnering
creating

We create a vision. We enlist the energy and expertise of others. We appreciate the value of collaboration with partners. We are growing and expanding our interlocking circles of employees, customers, partners, suppliers and shareholders. We value all these relationships, which help us bring our vision to life.

Our focus on our customers, profitable revenue growth, and unleashing trapped profitability are beginning to transform the company.



Dear fellow investors

We enter 2002 confident and ready to build on the successes we achieved in 2001. Thanks to the efforts of our dedicated employees, we held our course and delivered solid performance in a difficult year. Our focus on our customers, profitable revenue growth, and unleashing trapped profitability are beginning to transform the company. Unlike others in the storage industry, we are positioned as a full storage provider – offering tape, disk, storage networking, virtualization and software – supported by a strong worldwide service organization. In these challenging economic times, our compelling value proposition is being well received.

We view 2001 as a year in which we "expanded our circle" with new products and customer relationships and increased momentum in sales and distribution. A growing number of alliances with industry-leading companies increased our ability to deliver comprehensive, complex storage solutions. We set the foundation for our future, which was the goal of Horizon One of our strategy. We are moving forward with Horizon Two – extending our strategic solutions – and staying on course to achieve Horizon Three – becoming the industry's premier storage experts. We are excited about the abundance of opportunities in the market.

2001 results
StorageTek delivered strong, credible results in 2001. Our revenue was $2.05 billion, and earnings were up significantly to $0.64 per diluted share compared to a net loss of $0.02 per diluted share in 2000. Gross margin was 44 percent, a substantial improvement over the previous year's margin of 40 percent.

Additionally, we saw tremendous improvements in the balance sheet. Our cash position increased to $450 million, a 60 percent increase from the previous year, and we reduced our debt-to-total capitalization ratio to under 8 percent.

I'm very optimistic about our potential and our future. Most economists are predicting 2002 will be a difficult year, yet we expect to build on our successes by taking advantage of our market leadership, comprehensive distribution channels and solutions portfolio.

Investing for greater returns
To propel us forward in 2002, we have invested significantly in our direct and indirect sales channels. In the direct sales area, to provide improved, faster service, we added over 300 people who are in direct contact with our customers. New sales tools and training emphasize our focus on areas that provide our customers with the most value.

Our investment in indirect channels is beginning to pay dividends. Product-related revenue generated through our indirect partners exceeded 40 percent of total sales. StorageTek's brand power and broad range of products and solutions in open-systems tape and tape automation and storage area networking have stimulated growth. By expanding the number of indirect partners, we can offer our customers more ways to fulfill their storage requirements, and they gain access to specialized skills and knowledge.

Through our combined sales channels, we won more than 1,000 new accounts last year.

We expanded our reach into new markets in China, India, Eastern Europe, Ireland and Latin America.

We also invested heavily in research and development. We fully appreciate that designing and building new and improved customer-sensitive products in a lean, profitable manner will help us achieve our objectives. Over the past 15 months, StorageTek has done an exceptional job in bringing new products to market in every area of our business – tape, disk, storage networking, virtualization and software – for a total of 17 new products and 11 product enhancements.

Our investment in industry relationships helps us reach more potential customers and provides expertise that contributes to greater customer satisfaction. We strengthened our strategic relationship with LSI Logic – an alliance that should give us a guaranteed product stream for the open-systems disk market. Significant growth potential is linked with the NT platform, so we added our first NT value-added distributor – TechData. We expect to expand our team of partners in support of our objectives to open up new markets, tap the potential of our targeted growth markets and increase revenue.

Aiming for higher performance
During 2001, we focused on ways to become a high-performance organization, to retain and grow our circle of customers and to achieve our initiatives of profitable revenue growth and unleashing trapped profitability.

In 2001, we implemented a new product development business process that is part of our engineering excellence program. This process helps us manage products in a profitable and timely manner from inception to market launch. Because of this process, we expect to send the right products to market faster to satisfy customer requirements, increase accountability and improve our ability to compete. So far, we are extremely encouraged by the results.

We are streamlining and changing processes to focus on just-in-time techniques throughout our supply chain, inventory reduction at all stages of production, shorter product cycle times and waste elimination. Our supply chain management software allows our suppliers and us to view the entire supply chain and to manage supply levels more efficiently.

StorageTek Global Services is positioned to improve service delivery with enhanced service offerings, which have been reorganized and expanded to match customer requirements more closely. Storage environments are increasingly more complex, and our customers appreciate the breadth of ways in which we can help them "do more with less."

As we continue to improve processes, aiming for higher performance, we will do so with the expectation of delivering greater value to our customers.

Moving ahead with strong leadership
To accelerate progress in certain parts of the business, we brought in highly experienced leaders. Tom Major, vice president and general manager, Disk Business Unit, brings years of experience gained at Hewlett-Packard where he was the general manager of a billion-dollar systems and storage management organization.

Roy Perry, vice president, Global Supply Chain, Manufacturing, Logistics and Quality Processes, came to us from Dell Computer Corp. At Dell, Roy was vice president, Worldwide Manufacturing and Customer Experience. Prior to his years at Dell, Roy served as the worldwide manufacturing brand manager for the Power PC at IBM. Roy also held the position of vice president, Commercial Avionics Systems Manufacturing, at AlliedSignal.

Angel Garcia, vice president, Global Markets and Global Services, came to us from IBM Chile where he was the managing director. Previously, Angel held various leadership roles at Xerox, including vice president Global Tele-Web Operations, vice president Marketing and Operations, U.S. Southern Operations and managing director roles in Portugal, Venezuela, Ecuador and Chile.

We have technology. We have sales and service strength. And now, we have the leadership to move forward confidently and aggressively.

Despite restricted budgets, storage remains a priority. Disaster recovery has been a hot topic since September 11, 2001. We helped many of our customers through that crisis. Within 48 hours, our customers were ready to act on their disaster recovery plans as a result of our technical and corporate support. In late February, we proudly reopened the StorageTek office in New York City at One Financial Center, which is across the street from the site of the World Trade Center.

Focusing on our next strategic horizon

Building on our accomplishments in 2001, StorageTek is ready to capitalize on the results we've achieved by moving closer to our customers, improving profitable revenue growth and continuing to unleash trapped profitability.

We have one of the broadest lines in the tape market. We expanded our line of disk products to give our customers the ability to choose the right-sized disk offering for their businesses today, then scale seamlessly to fit their changing business requirements. New software options for our disk line improve manageability, increase availability and enhance data security. We introduced a new generation of virtual disk. We added new switches to our portfolio of storage networking solutions, which introduce invaluable efficiencies related to backup and restore operations. We are firmly fixed on our course toward providing timely, total storage solutions that satisfy market demand.

We expect to see an increase in the use of virtualization among our customers. Virtualization offers a powerful, proven way to address issues of storage manageability and affordability.

Now an industry standard, virtualization was, in fact, pioneered by StorageTek. We brought out the first virtual product, our virtual disk, in 1994. We've been working with virtual concepts for a long time with proven results. Now we offer advanced virtual solutions for tape, disk and storage networking. Virtualization offers customers a compelling return on investment, particularly for projects such as data center consolidation, application development testing and data warehousing.

In a changing competitive landscape, partnerships will continue to be more valuable than ever. Alliances with strong, established companies will help us demonstrate the value of our solutions in worldwide markets. We gained significant momentum in 2001. As we move into Horizon Two, we expect to extend our strategic solutions with these areas of focus:

- Extend our storage solutions through services
- Retain and grow existing customers
- Obtain and retain new customers
- Focus on partnerships and alliances

Expanding our circle

We are moving forward with a clear vision, which is supported by dedicated employees who are helping us transform our company into a high-performance organization and culture. *Fortune* magazine recently recognized StorageTek as the No. 1 most admired company in the category of computer peripherals. We continue to gain mindshare throughout our markets and industry. Our hard work is paying off, evidenced by our stock price that was up 130 percent in 2001.

The stories about some of our customers in this annual report demonstrate several of our recent successes. They describe how important our solutions are in the business environments of companies in a variety of industries. When we work in partnership with our customers, we put our heads together to define and deliver superior results.

StorageTek is well positioned for the future. Our history of innovation speaks for itself. Our reservoir of intellectual capital helps us accelerate the development of new technologies. Our solutions are ideal for customers whose budgets are tight but whose data storage needs continue to expand. We're ahead of the curve with virtualization solutions. Together, our hardware and software products set industry-leading standards of reliability, scalability and investment protection. Throughout the world, our Global Services team supports our customers with exceptional skill and speed.

We want to thank you, our shareholders, customers and employees, for your support. As we continue to expand our circle in 2002, we do so with full confidence in our people, our products and services and our ability to maintain our momentum in an opportunity-rich market.



Chairman, President and
Chief Executive Officer
March 2002

Expanding the circle with industry relationships

Increasingly, delivering a total, complex storage solution involves partnering with other companies. To be able to respond fully to customers who require comprehensive solutions, we continue to expand our circle by establishing new relationships and strengthening current relationships with other industry-leading companies. Each relationship contributes to the expertise and momentum that moves us closer to becoming the storage experts. These relationships help us extend our market reach, enhance our market position and multiply the ways in which we can increase customer satisfaction.

Most of our customers meet their business objectives by using hardware and software provided by many vendors. These heterogeneous environments are complex, and managing them consumes increasing amounts of resources and time – much of which would be better spent elsewhere in the business. Add the limitations of proprietary solutions, and opportunities abound to work with our industry partners to simplify the lives of our customers.

StorageTek's open storage solutions integrate seamlessly with the products of other manufacturers. We help our customers use their time more productively and apply their resources more wisely by minimizing the time and resources they must spend on integration efforts.

We conduct extensive compatibility and validation testing with many hardware and software vendors. At our interoperability labs in Colorado, France and Japan, we certify general technology solutions or test specific customer solutions prior to implementation. We are also expanding our ability to support multi-vendor solutions through cooperative support agreements and by participating on industry standards boards such as the Storage Networking Industry Association.

Our relationships span several storage categories:

- **Technology partners** *such as independent software vendors (ISVs), independent hardware vendors (IHVs) and platform or server providers*
- **Participants in joint development initiatives** *that result in new jointly held intellectual property*
- **Indirect channel organizations** *including original equipment manufacturers (OEMs), reseller partners and distributors*
- **Systems integrators**
- **Suppliers**

Customer satisfaction drives our efforts to provide total storage solutions. As we work with our customers to define their preferences and requirements, then meet them, our impressive array of industry relationships provides our customers and us with a wide variety of options and solutions.



"Our industry relationships add invaluable depth and strength to StorageTek's automated tape solutions offerings. Through the effective use of technical alliances, we manage expenses better and reduce our time to market so we remain more competitive. Collaboration helps us improve the success of product launches, expand the solutions available to customers and increase our penetration into current and new environments."

Todd Adler
Manager, Independent Software Vendor (ISV) Relations
StorageTek (16-year employee)

adexis THE STORAGE IMPLEMENTATION SPECIALISTS

adic

AGFA Agfa

APC Legendary Reliability™

AVNET computer marketing Hall-Mark Division

BakBone SOFTWARE

BENCHMARK STORAGE INNOVATIONS DLT for the rest of us

BLUEARC

bmcsoftware

BROCADE

Bull

CNT

CommVault Systems

ca

CRAY

CROSSROADS At the Intersection of Business and Information

datalink

DELL

EMC² Where Information Lives

EMULEX We network storage

FileTek

front porch digital

FUJITSU

gadzoox

GE Access

GRESHAM

HITACHI Inspire the Next

hp invent

HI•COMP SOFTWARE SYSTEMS

IBM

ICL

imation imaginative solutions.

INNOVATION DATA PROCESSING

jni enterprising solutions

knox software

Kodak

LEGATO Keeping the World's Business-Critical Information Available

McDATA The experience to rely on

MCSI On the horizon of new technologies

Microsoft

MSI MANAGED STORAGE INTERNATIONAL

NCR

NetworkAppliance

NICE

NISHAN SYSTEMS

ORACLE PartnerNetwork CERTIFIED PARTNER

otg SOFTWARE

PHILIPS

qlogic Simplify

Quantum

TECHNOLOGY SAP GLOBAL PARTNER

Seagate. Removable Storage Solutions

sgi

SIEMENS

SNIA TECHNOLOGY CENTER

StorNet. The Storage Services Company

Sun microsystems take it to the nth

syncsort

Tantia TECHNOLOGIES

Tech Data

Tivoli

TSI Tributary Systems Inc.

UNISYS

VERITAS BUSINESS WITHOUT INTERRUPTION

Expanding the circle with
worldwide outreach and distribution

StorageTek operates in 63 countries. We reach our customers through our direct and indirect sales channels, including subsidiary or direct operations in 24 major geographies and distributors in more than 40 countries.

Our direct sales force of approximately 1,100 sales and pre-sales staff is focused primarily on meeting the needs of the world's largest organizations. To develop a high-performance sales, service and marketing culture, we are emphasizing additional training in industry best practices, benchmarking against the most successful companies in the world and upgrading our electronic online order and customer tracking systems.

In 2001, we gained valuable information through customer research that will help us develop customer programs aimed at obtaining, retaining and growing customer relationships.

Our indirect sales channels are focused on a wide range of business opportunities that include medium-sized companies, system sales and vertical markets such as the health care and broadcast industries. By building on our already substantial number of indirect channel relationships, we greatly increase our worldwide market coverage and, therefore, increase sales and revenue. We also gain access to the specialist skills and customer relationships that our indirect reseller partners have built, which means we can offer our customers more ways to solve their data storage challenges by working with vendors they know and trust.


StorageTek
Direct
Indirect
OEM/ Global Reseller
(VAD/VAR)
System & Technical Integrators
Vertical Market Integrators
Master VAD
Resellers
VAR
Corporate Resellers
Teleweb
59%
41%
End User/Customer

Distribution architecture


ASIA PACIFIC 11%
LATIN AMERICA 2%
EUROPE AFRICA MIDDLE EAST 34%
US CANADA 53%

2001 revenue

StorageTek has more than 450 reseller partners worldwide, including:

- **Global OEMs and resellers** *such as Sun Microsystems, Hitachi, Fujitsu, Siemens, Hewlett-Packard, NCR, Dell, NEC, Bull, SGI and Fujitsu-Siemens*
- **Global systems integrators**
- **Value-added distributors (VADs)** *such as GE Access, TechData and Avnet Hall-Mark*
- **Technology integrators** *such as Morse and SAIC*
- **Value-added resellers (VARs)** *such as MCSi, Adexis, Datalink and StorNet*

In 2001, we continued our geographic expansion with increased investments in the growth markets of China, India, Eastern Europe, Ireland and Latin America, and by increasing our market share in Japan. We are continuing to expand our market presence in Taiwan and the Middle East, which are growing substantially ahead of more mature markets.

Through the combined efforts of our direct and indirect sales channels to expand our circle of outreach and distribution, we are identifying more new business opportunities than ever before. Improvements in our sales processes and management systems make it easier for customers to conduct business with StorageTek. Worldwide, we see the value of partnering to expand our market presence.

"Our international distributors are an invaluable part of our worldwide outreach. They provide the relationships and local market knowledge to allow us to grow our business in countries, regions or markets in which we do not operate a StorageTek office. As our distributors expand our brand and help us increase market share, they enhance our standing as a truly global company."

Judy Chung-Tuan International Sales Support Manager StorageTek (20-year employee)

Argentina
Austria
Bahrain
Bosnia
Bulgaria
Chile
China
Colombia
Croatia
Cyprus
Czech Republic
Dominican Republic
Egypt
Greece
Hong Kong
Hungary
India
Indonesia
Israel
Kuwait
Macedonia
Moldova
Oman
Panama
Peru
Philippines
Poland
Portugal
Puerto Rico
Qatar
Republic of South Africa
Romania
Russia
Saudi Arabia
Slovakia
Slovenia
Taiwan R.O.C.
Thailand
Turkey
Ukraine
United Arab Emirates
Venezuela
Yugoslavia





"Web-based tools make it easier for our reseller partners to do business with StorageTek. An online product configurator simplifies the process of building configurations and real-time quotes. After placing orders online, reseller partners can check order status, delivery information and billing details in real time. Our supply chain management software provides a way for partners to view supply levels and fulfill orders, sometimes in as little as two hours." **Rajeev Ankireddypalli** *Project Manager, Internet Technology* StorageTek (1-year employee)

Expanding the circle with global services

Global Services, including traditional support services and professional services, represents approximately 30 percent of StorageTek's annual revenue. Support services includes maintenance, multi-vendor support and remote monitoring support for hardware and software. Professional services includes the consultative expertise related to assessment, design, implementation and project management within the customer's storage environment.

In 2001, to build on our world-class customer service organization and to expand our circle of opportunities in a fast-growing segment of the storage market, all services were combined into one business unit.

After conducting an analysis of service operations and the service environment in the U.S. and Europe in 2001, Global Services created a new service delivery model. Four offerings or "pillars" were designed to address customer priorities of reliability, scalability, manageability, availability and affordability. This approach allows us to streamline service delivery, improve customer satisfaction and increase profitability.

Storage solutions are our primary focus. Yet, we add considerable value to our customer relationships by understanding the issues related to connectivity and interoperability in their heterogeneous environments. For this purpose, we are leveraging our knowledge and skills to help our customers maximize their investments and meet their business objectives during the initial implementation and going forward.

With our unified Global Services organization of 2,500 employees located around the world, we expect to drive significant operational efficiencies and reduce total cost of ownership for our customers while helping them manage increasing levels of complexity.

Infrastructure and support services
Network interoperability and integration services
Storage infrastructure and management services
Business continuity and recovery services

GLOBAL SERVICES

Expanding the circle with customer stories

Our circle

of customers

grows steadily every year.

Our customers inspire us. Sometimes, they ask us to do what at first seems unlikely or impossible. Together, we find a way. Our customers translate our aspirations into their operational successes. It is immensely gratifying to be able to support the growth and vitality of their businesses. On the following pages, our customers tell their stories.

Bank of Tokyo-Mitsubishi improves productivity by reducing data management costs.





BANK OF TOKYO-MITSUBISHI

Tokyo, Japan

BTM is Japan's premier bank. The BTM Group offers an extensive scope of commercial, investment and trust banking products, and services to businesses, governments and individuals worldwide. BTM has over 700 offices in Japan and in all the major financial and commercial centers of the world. From being the world's leading bank for yen settlements to implementing strategic eBusiness solutions for clients, BTM offers a full range of products and services with a global reach.

For more than a decade, the Bank of Tokyo-Mitsubishi has utilized an automated tape solution from StorageTek to store and protect its data. Recently, the bank installed higher capacity libraries and virtual tape technology in both its main and backup data centers. As a result, the bank has reduced the cost of systems operations, leading to improved productivity.



"By installing StorageTek's Virtual Storage Manager solution, we significantly reduced the total resources dedicated to our computer operations. This has increased the efficiency of the bank's computer operations and improved our ability to protect important customer data in the event of a disaster. StorageTek products can also be adapted to larger scale systems development projects as BTM grows in the future."

Mr. Ichiro Terato *Managing Director* Bank of Tokyo-Mitsubishi

BARCLAYS

London, United Kingdom

Global financial services. 75,000 employees in more than 2,700 branch offices in the United Kingdom and overseas. Friend to the community. Supporter of the environment.

In Barclays' drive to reengineer business processes and to cope with growth, data center consolidation and disaster recovery were top priorities. Using StorageTek's virtual tape technology, the bank achieved its objectives in 20 months instead of the planned 24 months.

The StorageTek Professional Services team worked closely with bank personnel to develop a phased approach for the 22-project implementation, including workload moves, infrastructure upgrades, a new disaster recovery center and the closing of redundant data centers.

At the conclusion of the project, Barclays had reduced its high-capacity tape libraries from 50 to 24, floor space by 67 percent and tape drives by 60 percent. Because the remaining data center and the disaster recovery site are linked via a network, Barclays obtains automated off-site tape storage through a data mirroring feature of virtual technology. In the event of a disaster, the bank's systems can be online in two hours — good news for Barclays' customers.

As the world's largest user of virtual tape technology, Barclays expects to continue consolidation efforts to achieve further savings while maintaining an exceptional level of data security.



'Simplicity, reliability and value' drive Barclays data center consolidation and disaster recovery plan.

"This is a magnificent achievement and, as we have seen from recent events in the U.S., this type of leading-edge capability on disaster recovery is an absolute necessity."

David Cartwright *Service Delivery Managing Director* Barclays

"Our approach can be summed up in three words: simplicity, reliability and value. StorageTek has delivered an elegant and scalable solution, which is a key element to the bank's end-to-end IT delivery. We are well positioned to exploit new tape technology and have sufficient capacity for five years without expanding our libraries. We set StorageTek very challenging tasks, and they delivered on them. We worked well in partnership from the beginning."

Steve Bugg
Data Centre Transformation Manager
Barclays



(L-R: Ron Rostron, Jim Jackson, Steve Bugg and Richard Greenfield, Barclays)

CITIZENS BANK

Providence, Rhode Island, U.S.

Banking services since 1828. 2.1 million customers. 12,000 employees. No. 1 U.S. Small Business Administration lender in New England. The 18th largest commercial bank in the U.S. "Not your typical bank."

Citizens Bank has been on a fast growth track since 1988, completing 18 acquisitions, with a 19th under way, while maintaining its commitment to providing friendly, personal community banking. Doubling in size every year or two required a more robust data processing and backup solution for both the Citizens' data center and departmental sides of the business.

After an eight-month analysis, the bank chose a virtual automated tape solution from StorageTek to store and protect customers' account information and Citizens' general business applications. The new solution halved the time required to complete the nightly production processing and backups. As a result, online systems are available sooner and the bank is well positioned for future growth.

On the departmental side, Citizens Bank and StorageTek allied with Hewlett-Packard and Legato Systems to provide a satellite backup strategy using mid-sized automated tape systems. This cost-effective solution provides faster, more efficient backup and protection of the bank's networks and data associated with daily transactions, e-mail and online banking. And its capacity can be expanded easily as needed.

When more growth and more acquisitions occur, Citizens Bank is ready.



Citizens Bank chooses data backup solutions to support its growth strategy. "For data center processing, we contracted with StorageTek for a 45 percent reduction in our batch window and received 53 percent. That performance was right out of the box with no tuning. The entire project was on schedule and under budget. StorageTek delivered what it promised — and more. That project was so successful we couldn't fathom going in any other direction for our distributed backup strategy."

Kenneth D. Trudel *Vice President, Operations Technology, Citize*[illegible]





CSIRO ATMOSPHERIC RESEARCH

Melbourne, Australia

World-class atmospheric research. Monitoring and remote sensing. Weather watchers. Climate modelers. Advisors on air pollution, acid rain deposition, the greenhouse effect, ozone depletion.

To meet its growing business requirements, CSIRO Atmospheric Research, an agency of the government of Australia, wanted a unified backup solution that would allow its departments to share data and manage growth without disruption. The StorageTek Professional Services team designed and implemented a storage area network (SAN) solution that included storage management software, disk and tape.

The storage management software allows CSIRO to define the most efficient and cost-effective storage device, and to set guidelines for access, retrieval and data sharing. The agency also revitalized its StorageTek tape technology through upgrades that permit faster data recall and increased storage capacity.

A buddy site strategy allows divisions of CSIRO to share the technology and backup services for disaster recovery purposes.

As CSIRO begins to implement its five-year plan to enhance network connectivity between 20 divisions and more than 50 sites, the result will be a "new CSIRO for a new century."



"By taking the time to understand CSIRO's strategy and business objectives, we were able to create a solution that meets CSIRO's goals for economy of scale, consolidation opportunities, and an easily duplicated storage area network model."

Patrick Pathinathan
Account Director
StorageTek Australia (4-year employee)

Storage area networking takes CSIRO into the new century. "It was only when we visited the StorageTek SAN Institute and saw both the disk scalability and tape being shared between both NT and Unix, we knew StorageTek could implement. We were looking for a one-stop shop, and StorageTek demonstrated its ability to partner with Sun, SGI, Legato and Brocade to deliver."

Russell O'Brien *IT Manager* CSIRO Atmospheric Research



(L-R: Janice Hernandez, Davi



'Thought leadership' propels EDS to new levels of service excellence.

"StorageTek is easy to work with, dependable and focused on providing excellent service — qualities we value in our suppliers. Additionally, StorageTek's solutions are open. This was a crucial factor for us. After all, EDS manages data on all platforms. If a solution isn't open, then you're unnecessarily limited by fragmented silos of information and one-off solutions that drive operational inefficiency and dilute value. StorageTek helps us drive the efficiencies into EDS backup and recovery processes."

Bret Allinson *Americas Service Delivery Executive* EDS



EDS

Leading global services company. Supporting more than 3 million desktops and 50,000 enterprise servers globally. Enabling more than 13 billion business, consumer and government transactions every day.

EDS, with headquarters in Texas, is a market-leading end-to-end global IT service provider. EDS' services enable its clients to focus on their core businesses. Clients turn to EDS for functions such as infrastructure, application, desktop and server management, legacy systems and end-to-end enterprise management. To increase client confidence, EDS uses rigorous technology certification and integration processes when selecting suppliers.

A primary EDS opportunity was to improve recoverability and to enable backup and restore services for its clients across all platforms and all data with reliability, predictability, speed and efficiency. Only a storage solution with open architecture could do the job.

Enter StorageTek. At several EDS global Service Management Centers, StorageTek's solution integrates a robust storage area network, high-performance disk and automated virtual tape library systems. Server software connects desktop, departmental and enterprise environments. Electronic vaulting permits a "hands-free" tape recovery process.

With the right data backup and restore solution from StorageTek, thought-leader EDS can focus on service excellence — its heart and soul — by confidently delivering advanced business strategies and solutions to its customers.

ENTERTAINMENT PARTNERS

Burbank, California, U.S.

300,000 W2/1099 forms. $4.6 billion payroll. Direct deposits. Per diems. Taxes. Employment verification. Health insurance. Union contributions. 401(k)s. On the set more than 300 times a year.

Entertainment Partners simply can't afford to lose data. Auditors drop in at a moment's notice to ensure legal compliance of records that could be up to 10 years old. If a piece of information is missing, Entertainment Partners may incur penalties.

Entertainment Partners, with corporate offices near Los Angeles, provides production management services for television and film production, commercials and music projects. For the duration of a project, Entertainment Partners is the employer of individuals working on the project.

With a StorageTek automated tape library, Entertainment Partners completes daily backups quickly and easily. Backing up one application used to take 14 to 16 hours. Now, it's done in five. Because the company can store large amounts of data on each tape cartridge, it has reduced the cost of disaster recovery off-site storage. As Entertainment Partners grows, the library capacity can be expanded seamlessly.

A centralized backup approach yields other efficiencies. Administrators are trained on only one system and device, which saves hours. Knowledge can be leveraged across the technical support staff.

Every day, all over the world, the show must go on. People make it happen. And Entertainment Partners takes care of the people.



It's 'show time' every day for Entertainment Partners. "My relationship with StorageTek was a big factor in choosing the StorageTek storage component for our SAN solution. Every time I called, I was treated like gold. On the strength of StorageTek's engineering and technical knowledge, I knew we had the right partner and never doubted the success of our project. With the L700 library, we have the ultimate flexibility."

Michael Wojtowicz *Manager of Systems and Engineering* Entertainment Partners



(L-R: Gina Reichenberger, Bryan Sandles and Samuel Jaiome, StorageTek; Michael Wojtowicz, Entertainment Partners)


StorageTek



"The beauty of using virtualization and the SN6000 in SAN environments is that our customers can change out storage devices and media without having to reboot the client or the server. Can you imagine how much time and administrative headache this saves?"

Jim Hughes, *StorageTek Fellow*, StorageTek (21-year employee)

INTRIA-HP makes high-tech simple for its customers. *"Our objectives were to leverage our infrastructure, provide high availability backup services, expand quickly as needed and reduce costs. The StorageTek team designed exactly the right solution, then managed multiple vendors to make it happen. We couldn't be more pleased with the outcome."*

J. Michael Beck
President & Chief Operating Officer
INTRIA-HP Corp.



INTRIA-HP CORP.

Toronto, Canada

Beyond e-commerce. Five billion transactions annually. $140 million of computing power. 24x7. Extending customer connectivity.

INTRIA-HP, a joint venture of the Canadian Imperial Bank of Commerce (CIBC) and Hewlett-Packard (HP), provides IT outsourcing services and data backup for departments of CIBC and other customers. CIBC departments were wait-listed for backup support because the older technology INTRIA-HP was using could not keep up with demand. Their data was at risk. INTRIA-HP needed a new backup infrastructure that would leverage its investment in its StorageTek automated tape systems and provide the ability to back up more than 600 servers that were distributed between two data centers.

StorageTek, VERITAS and HP worked together to implement a storage area network (SAN) with virtualization capabilities. A StorageTek StorageNet® 6000 (SN6000) storage domain manager at each site runs the communications between servers and storage devices. Thanks to the SN6000, the entire backup process is transparent to the customers, so it's business as usual. To the servers, it looks like the storage devices haven't changed, yet the data is being stored on new, high-capacity tape cartridges. Daily backups happen much faster, in part because the storage devices can be shared among servers. A centralized approach to storage management reduces cost and simplifies administration. When INTRIA-HP wins a new customer, the system can accommodate additional servers on short notice.

Building and running complex mission-critical computing solutions is all in a day's work for INTRIA-HP — so it doesn't have to be for its customers.



KERA

Dallas, Texas, U.S.

Nature. Art. History. News. Cool things for kids. Sit-coms. Educational programming. Community events. For more than six million fans of public television.

At North Texas Public Broadcasting (KERA), video equipment was nearing the end of its lifecycle, which increased maintenance costs and lowered reliability. Videotapes were degrading with time and repeated use. KERA staff spent hours on repetitive tasks such as retrieving and handling videotapes, and videotape storage required hundreds of square feet of space.

KERA chose StorageTek's automated tape solution over an optical disk approach because it offered more capacity, reliability and expandability. Now, there's little wasted motion at KERA. Operators conduct searches for video clips in a digital archive using their keyboards. Valuable video assets are preserved for future use. The staff can pursue additional revenue opportunities made possible by the ease of reusing or re-licensing content.

Best of all, KERA has turned the space formerly occupied by the videotape archive into an employee fitness area.

KERA took a bold step to prepare for the future. With its digital content archive, the station could eventually grow from two to 12 channels and serve an even greater community.



KERA educates and empowers the community. "The StorageTek solution is an all-around success. Although this is fairly new technology for our industry, it allowed us to meet our goals for our digital conversion. Our new automated tape solution works as fast as anything competitors claimed with their high-speed machines." **Rick Owen** *Vice President of Engineering, Chief Technology Officer* KERA (not pictured)



"Physicists and engineers work side by side at StorageTek to design and produce the most advanced tape read/write heads in the industry. We are constantly pushing the limits of thin film technology to maintain and advance our design superiority. Because of our development, engineering and manufacturing excellence, our customers can take advantage of the fastest throughput tape drives available in the market today."

Richard Dee
StorageTek Fellow
StorageTek (19-year employee)

(L-R: D. Evans Roth and Joel McConaughy, Loudeye)



Streaming audio from Loudeye pleases music lovers around the world. "Due in part to StorageTek, the Loudeye digital archive has significantly improved our efficiency, allowing us to service our music customers faster and better. In every way, the StorageTek personnel that we work with have demonstrated that they are professional, solution focused and accountable. The level of service is fantastic."

Joel McConaughy *Chief Technology Officer* Loudeye Corp.



LOUDEYE CORP.

Seattle, Washington, U.S.

Britney. Garth. Sinatra. Coltrane. Beatles. Nirvana. Bennett. Pavarotti. Mozart. Music for everyone. On the 'Net. At your service.

Loudeye, located in Seattle, owns the largest legal music archive in North America — built upon licensing agreements with the world's five largest recording companies and more than 800 independent labels. By choosing to store the digital equivalent of physical music CDs on StorageTek's high capacity automated tape systems, Loudeye became the first company on the continent to implement such a rich-media solution.

Files in digital format assure Loudeye of tremendous efficiencies in its manufacturing process. The files can be accessed quickly through simple, Web-based searches. Previously, Loudeye filled each customer order using a highly labor-intensive method, requiring employees to touch each CD multiple times.

Loudeye provides music via samples and online radio to companies such as MSN, AOL, CDNOW, BMG Direct, barnesandnoble.com and classmates.com that offer the music to their customers. For consumers who prefer to hear a song before they buy it, Loudeye offers over 80 million song samples per month through more than 50 Internet music retail sites.

Because Loudeye can deliver music faster, its customers reduce their time to market with new and old favorites for music lovers around the world.

"By partnering with StorageTek, we were able to create a robust production environment that lets *the client push around terabytes* of media rich data every day."
Drew Wittman *Sales Executive SGI*



QWEST

Denver, Colorado, U.S.

Powering the exchange of multimedia content — data, voice and image communications on one of the world's largest fiber optic networks. Redefining global communications for more than 30 million customers worldwide.

By consolidating four data centers into two, Qwest will reduce its tape operations "footprint," contain costs and lower capital investment requirements. "Why" was the easy part.

"How" to avoid business disruption was another matter. One misstep with the accounting application, and customer bills wouldn't go out. The information needed to respond to a customer inquiry would not be available.

Qwest implemented virtual tape technology using its existing StorageTek high-capacity automated tape libraries. One daunting task was to consolidate and move the information that resided on 750,000 tape cartridges. Using virtualization and newer tape technology, Qwest placed the data from 90 older tapes, on average, on to one new tape. Storage administration is simplified, and many tape libraries can be relocated to ensure local data protection.

So far, Qwest has closed one data center. At the time it powered down, a duplicate system was up and running in another location. Customers — and business processes — experienced no interruption of service.

Qwest customers "ride the light" to utilize the power of the Internet, and the company supports them with lean and efficient operations.



(L-R: Ryan Herrmann, StorageTek; Kirk Lowery, Qwest; Carol Francis, StorageTek)

Qwest saves space and reduces cost through data center consolidation. "Qwest has always had an excellent working relationship with StorageTek. The marketing and technical team assigned to Qwest has years of experience, understands Qwest's environments and requirements, and has done whatever is necessary to provide the level of service that Qwest expects and receives."

Kirk Lowery *Staff Information Systems Engineer, Operations Integrity* Qwest

SBSM provides special data to support China government's strategic planning.



"StorageTek's patented camera-based robotics targeting system, used in the L-Series tape libraries, is the most accurate cartridge positioning in the industry. Accurate cartridge positioning allows us to achieve higher cartridge density, better performance, and less wear and tear on both the cartridge and tape drive than our competitors."

Don Wait *Manager, Tape Automation Development* StorageTek (11-year employee)

STATE BUREAU OF SURVEYING & MAPPING

Beijing, China

The State Bureau of Surveying and Mapping (SBSM) manages several GIS data centers across China. The National Geomatics Centre of China (NGCC) is one of the major data centers for SBSM at the state level.

Satellite images. Maps. Drawings. Aerial photography. NGCC manages, develops, analyzes and prepares geographical information to support major government strategic planning, such as developing China's western regions; to support major government projects, such as environmental protection; and to support general requirements, such as intelligent traffic.

NGCC required at least six weeks to complete a full manual backup process, but because much of its data continually changed, new data to be backed up was added every day. As a result, data centralization and backup automation was urgently needed to ensure data accuracy and security.

A StorageTek storage area network (SAN) solution – the first of its kind in China – automates the backup processes so NGCC can share the storage devices among departments. Users recall quickly the most current raw data they need to create summary reports. Backups occur automatically, with greater disaster recovery protection. Automated tape libraries provide options for expanding storage capacity.

Following the successful SAN operation, NGCC will implement StorageTek's hierarchical storage management software solution in 2002 to migrate data from disk to tape automatically, ensuring a cost-effective and long-term storage investment.



'Always on' rules SunGard Availability Services. "Responsiveness, willingness to be creative with solutions and the ability to manage to extremely tight deadlines set StorageTek apart. As an example, following the attacks on the World Trade Center on Sept. 11, we successfully recovered over 100 companies with StorageTek as our partner. They allow us to be innovative and to operate successfully in a dynamic environment that grows in complexity as environments become more heterogeneous."

Jim Simmons *CEO and President* SunGard Availability Services





SUNGARD AVAILABILITY SERVICES

Wayne, Pennsylvania, U.S.

Information availability. Hot sites. Mobile units. Always on. 8,000-plus customers in North America and Europe. Because people without information, and information without people, means there is no business.

At a typical SunGard MegaCenter facility, up to 12 customers arrive every 48 hours to simulate disasters and test their ability to get back to business as usual. Each customer requires a different hardware and software configuration, often created "on the fly."

Prior to choosing StorageTek, SunGard managed up to 10 contracts with multiple vendors, which consumed hours of administrative time and delayed problem resolution. Now, behind the front lines, a StorageTek team provides the maintenance and support to keep more than 20 technology platforms and related software up and running under exceptionally demanding conditions.

StorageTek supports SunGard and its customers in more than 50 locations and on more than 50 mobile units — for simulations and recoveries from real disasters. With a time-efficient single point of contact for support services, SunGard can spend more time with the 50,000 individuals who pass through its facilities each year.

Information availability is the business — for SunGard and its customers. For a company that must be ready at a moment's notice, one minute of downtime is one minute too much.

[illegible] to community inspires Triple S growth. "Triple S is a very satisfied customer. The [illegible] supportive and the implementation went very smoothly. StorageTek was the best [illegible] and exceeded [illegible] in all ways. We feel completely confident that our [illegible] saving time and [illegible] areas."

[illegible] *Operations for the Computing Center* Triple S Inc.


Francisco Granada
Gerente de Operaciones



"Our major breakthrough in developing virtual disk technology happened when the team solved the RAID 5 write penalty and created a new version of RAID. That was a first, as far as we know. We wrote more than 1 million lines of code and filed over 100 new patents. After this, the disk storage market changed forever." **Chuck Milligan** *Manager of Advanced Technology* StorageTek (17-year employee)



TRIPLE S INC.

San Juan, Puerto Rico

Leading health insurance company in Puerto Rico and member of Blue Cross Blue Shield Association. An average of 1.8 million claims processed monthly. Services for corporations, individuals, government. Vision of excellence. Community focused.

After 11 years of using a decentralized, manual backup system, Triple S was more than ready for a change.

The new solution from StorageTek centralizes storage utilization across Triple S using automated tape libraries, virtual tape technology, virtual disk systems, a storage area network (SAN) and VERITAS software. Daily cycles and backing up the company's primary applications — subscriber information, claims processing and the financial reconciliation between the two — requires two and eight hours instead of 12 to 18 hours. Month-end cycles and backups are completed in 12 hours instead of 72. Two or three high-capacity tapes are sent off-site for disaster recovery purposes instead of 800, which saves handling time and storage fees.

In addition, three Triple S employees from Computer Operations were reassigned. The company improved service levels by extending customer representative working hours. In the near future, Triple S expects to open new branch offices and provide backup services to subsidiaries.

Triple S took a giant technology step forward. As a result, the company has revitalized its mission — to provide the community with the highest quality health services at the most reasonable cost.



Virtual technology keeps Visa on the fast track.



(L-R: Mike Wolfson, Visa; Russ Lai, StorageTek)

VISA

San Francisco Bay Area, California, U.S.

Over one billion credit, debit and prepaid cards. Real and virtual transactions in more than 130 countries. In the store. On the Net. Over the telephone. $2 trillion in goods and services in 2001. Visa is "the way the world pays." Inovant is the company behind Visa's global processing power.

Since 1991, StorageTek has helped Inovant store and protect data related to Visa purchases and cash advances. In the face of Visa's unrelenting growth, manual tape systems gave way to automated tape libraries to accelerate data backup and retrieval. When physical space reached capacity, StorageTek's virtual tape technology allowed Inovant to reduce the amount of physical hardware — and still keep up with the data growth generated by Visa's popular services.

A virtual approach has helped Inovant simplify data storage management, boost efficiency and control costs. Storage efficiency is critical as Inovant works to deliver Visa's vision of universal commerce — the ability for Visa's 21,000 member financial institutions, 1 billion cardholders, and 22 million merchants to conduct business anywhere, anytime, over any type of device.

With up to 4,200 transactions per second, Inovant is the company that keeps Visa on the fast track. Visa. It's Everywhere You Want To Be.



Vulcan changes the way we experience the world. "Our choice of partners in this project came down to two companies, but, StorageTek, in all cases, gave us the response that was correct for us. Our salesperson, Gigi McDougall, has been a great advocate for us to find a storage solution that will serve as the center point for our overall architecture and that will move us closer to having content on demand."

Scott Stanton *Senior Systems Design Engineer* Vulcan Inc.



"To leverage the speed and connectivity of specialized Fibre Channel (FC) networks and to simplify implementation, we designed an Internet Protocol (IP) solution to share data among multiple servers. The IP runs over the FC infrastructure along with the SCSI protocol. Standard networking protocols share data, with no specialized or proprietary software on the servers. Moving off the public network and onto the storage network increased data throughput fivefold with no business-process impact."

Gavin Cole *Storage Solution Architect* StorageTek (5-year employee)



VULCAN INC.

Seattle, Washington, U.S.

Interactive music. Virtual schools. Independent film. Sports facilities. Web-based conversation. Turning good ideas into reality. Stimulating social, cultural and economic progress.

Seattle-based Vulcan has set itself an ambitious goal: Provide music, documents, voice and video to people anytime, wherever they are.

To support its advanced research and development activities, Vulcan sought a way to store massive amounts of video content. The storage solution had to integrate seamlessly with the existing, non-traditional computing environment of DVD authoring systems, which are used to turn analog videotapes into digital files. To connect workstations located in several buildings, which have space and cooling constraints, and to leverage an existing Fibre Channel network, StorageTek installed a storage area network (SAN) and high-performance disk.

By streaming video through the SAN, Vulcan assures its DVD authors, wherever they are located, immediate access to the files they need. As storage requirements expand, more capacity can be added easily and cost effectively.

Vulcan engages in projects that have the potential to change and improve the way people live, learn, do business and experience the world. Vulcan employees endeavor to bring the future more sharply into focus and, for them, pushing the edges of technology is nothing new.

(Front row, L-R: Ira Worden and Scott Stanton, Vulcan; Gigi McDougall and Alan Kobuke, StorageTek; Tim Robinson, Vulcan; back row, L-R: Tom Grieshaber and Patrick Karr, Vulcan)

Visionary Wachovia streamlines merger and reduces storage 'footprint.' "The merger created a strong need to consolidate data centers and streamline operations. StorageTek stepped up to the challenge of meeting our needs and contributed significantly to our growth management plan. We can reduce the number of silos and cartridges, save floor space and manage increasing amounts of data cost effectively."
Tony Maiuri *Senior Vice President, Information Technology* Wachovia Corp. (not pictured)



WACHOVIA CORP.
Charlotte, North Carolina, U.S.

Leading provider of financial services throughout the East Coast and the nation. Offers full-service brokerage with offices in 49 states and global services through more than 30 international offices.

Merging two giant banks requires vision, commitment and attention to detail. Wachovia Corp., the company formed as a result of the merger of First Union and Wachovia, will consolidate four data centers into two and further strengthen its disaster recovery capabilities. Wachovia, with headquarters in North Carolina, selected StorageTek's automated virtual tape solutions to accomplish its objectives.

Using virtualization technology reduces hardware and tape cartridge requirements, and enables Wachovia to free floor space needed for other uses. Because more data can be stored on new, higher-capacity tapes, moving data from one data center to another involves less time and effort.

To support its disaster recovery plan, the bank will use the virtualization duplex feature to store information in one location and automatically copy the data to a second location. This way, information generated by daily transactions, accounting and customer account activity is exactly the same at both locations so there is no loss of data in the event of business interruption.

By combining the technology of both banks, visionary Wachovia enhances data center operations and disaster recovery processes.


VTSS
ACS
ACS
ACS
DR SITE

"The first time we had a Virtual Storage Manager system ready to test with real data, we submitted the test job and decided to go to lunch while the test was running. Before we could leave, the job started, then ended almost immediately. We were certain that the test had failed. In fact, it ran flawlessly — VSM was that fast."

Steve Blendermann *Chief Architect, Automated Tape Solutions* StorageTek (27-year employee)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

In Thousands, Except Per Share Amounts

	Year Ended		
	December 28, 2001	December 29, 2000	December 31, 1999
Revenue:			
Storage products	$1,359,356	$1,411,932	$1,704,314
Storage services	685,966	648,272	663,917
Total revenue	2,045,322	2,060,204	2,368,231
Cost of revenue:			
Storage products	741,142	816,849	974,780
Storage services	403,719	411,837	450,467
Total cost of revenue	1,144,861	1,228,686	1,425,247
Gross profit	900,461	831,518	942,984
Research and product development costs	244,542	257,798	277,770
Selling, general, administrative, and other income and expense, net	560,726	542,527	615,616
Litigation and other special items	(3,259)	27,176	146,834
Operating profit (loss)	98,452	4,017	(97,236)
Interest income	10,189	9,965	4,102
Interest expense	(6,834)	(16,723)	(23,316)
Income (loss) before income taxes	101,807	(2,741)	(116,450)
Benefit (provision) for income taxes	(34,600)	959	41,900
Net income (loss)	$ 67,207	$ (1,782)	$ (74,550)
Earnings (loss) per common share			
Basic earnings (loss) per common share	$ 0.65	$ (0.02)	$ (0.75)
Weighted-average shares	103,143	100,859	99,900
Diluted earnings (loss) per common share	$ 0.64	$ (0.02)	$ (0.75)
Weighted-average and dilutive potential shares	104,929	100,859	99,900

CONDENSED CONSOLIDATED BALANCE SHEET

In Thousands, Except Share Amounts

	December 28, 2001	December 29, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 453,217	$ 279,731
Accounts receivable	505,630	553,790
Inventories	183,980	218,218
Deferred income tax assets	95,459	121,703
Other current assets	16,240	—
Total current assets	1,254,526	1,173,442
Property, plant, and equipment	232,289	267,082
Spare parts for maintenance	35,674	41,614
Deferred income tax assets	121,826	73,997
Other assets	114,568	97,423
Total assets	$1,758,883	$1,653,558
Liabilities		
Current liabilities:		
Credit facilities	$ 73,401	$ 78,381
Current portion of long-term debt	812	6,110
Accounts payable	66,648	99,675
Accrued liabilities	361,113	363,048
Income taxes payable	212,566	155,626
Total current liabilities	714,540	702,840
Long-term debt	9,523	12,083
Total liabilities	724,063	714,923
Stockholders' Equity		
Common stock, $.10 par value, 300,000,000 shares authorized; 105,032,665 shares issued at 2001 and 103,172,244 shares issued at 2000	10,503	10,320
Capital in excess of par value	875,379	854,744
Retained earnings	150,129	82,922
Accumulated other comprehensive income	7,642	—
Treasury stock of 200,643 shares at 2001 and 113,174 shares at 2000, at cost	(3,777)	(2,334)
Unearned compensation	(5,056)	(7,017)
Total stockholders' equity	1,034,820	938,635
Total liabilities and stockholders' equity	$1,758,883	$1,653,558

[illegible]

In Thousands

	Year Ended		
	December 28, 2001	**December 29, 2000**	**December 31, 1999**
Operating Activities			
Cash received from customers	$ 2,083,280	$ 2,085,470	$ 2,456,222
Cash paid to suppliers and employees	(1,842,709)	(1,773,014)	(2,199,744)
Cash received from (paid for) litigation and other special items	19,730	(25,373)	(120,182)
Interest received	10,189	9,965	4,102
Interest paid	(5,917)	(15,126)	(21,395)
Income tax refunded	1,522	54,858	6,407
Net cash provided by operating activities	266,095	336,780	125,410
Investing Activities			
Purchase of property, plant, and equipment	(57,834)	(71,815)	(104,595)
Proceeds from sale of property, plant, and equipment	114	2,053	3,844
Other assets	6,417	(8,921)	(1,633)
Net cash used in investing activities	(51,303)	(78,683)	(102,384)
Financing Activities			
Proceeds from (repayments of) credit facilities, net	(12,227)	(188,472)	9,479
Proceeds from employee stock plans	18,043	15,825	25,383
Proceeds from other debt	2,305	11,974	23,036
Repayment of company-owned life insurance policy loans	(30,414)	—	—
Repayments of other debt	(9,289)	(27,729)	(24,790)
Repurchases of common stock	—	—	(35,226)
Net cash used in financing activities	(31,582)	(188,402)	(2,118)
Effect of exchange rate changes on cash	(9,724)	(5,385)	(37,472)
Increase (decrease) in cash and cash equivalents	173,486	64,310	(16,564)
Cash and cash equivalents at beginning of year	279,731	215,421	231,985
Cash and cash equivalents at end of year	$ 453,217	$ 279,731	$ 215,421
Reconciliation of net income (loss) to net cash provided by operating activities			
Net income (loss)	$ 67,207	$ (1,782)	$ (74,550)
Depreciation and amortization expense	107,026	139,664	143,010
Inventory writedowns	56,360	78,689	57,300
Non-cash litigation and other special items	16,471	5,720	26,652
Translation (gain) loss	(23,791)	13,381	38,841
Other non-cash adjustments to income	34,245	(4,107)	(61,599)
Decrease in accounts receivable	30,713	52,379	96,091
(Increase) decrease in inventories	(15,813)	(28,597)	3,738
Increase in other current assets	(4,661)	—	—
Increase in spare parts	(11,147)	(27,414)	(33,113)
Increase in net deferred income tax assets	(22,256)	(30,936)	(38,866)
Decrease in accounts payable	(31,646)	(9,816)	(22,541)
Increase (decrease) in accrued liabilities	6,882	65,259	(10,567)
Increase in income taxes payable	56,505	84,340	1,014
Net cash provided by operating activities	$ 266,095	$ 336,780	$ 125,410

Report of independent accountants

To the Stockholders and
Board of Directors of
Storage Technology Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Storage Technology Corporation and its subsidiaries as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, cash flows and changes in stockholders' equity for each of the three years in the period ended December 28, 2001 (not presented herein) appearing in the Company's 2001 Annual Report on Form 10-K; and in our report dated January 22, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

Denver, Colorado
January 22, 2002

Report of management

This 2001 Summary Annual Report contains condensed consolidated financial statements derived from the Company's consolidated financial statements. Complete consolidated financial statements, including Notes to the Consolidated Financial Statements, as well as Management's Discussion and Analysis of Financial Condition and Results of Operations, are presented in the Company's 2001 Annual Report on Form 10-K, which should be read in conjunction with this Summary Annual Report.

We are responsible for preparing the consolidated financial statements and monitoring the Company's system of internal accounting controls. The system of internal accounting controls, reviews performed by our corporate internal audit staff, and the oversight of the Audit Committee of the Board of Directors are key elements in ensuring that the consolidated financial statements are prepared in conformity with generally accepted accounting principles. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report on the condensed consolidated financial statements appears herein.

We have prepared the consolidated financial statements in conformity with generally accepted accounting principles. In our opinion, these statements reflect all adjustments necessary for the fair presentation of Storage Technology Corporation's financial position and results of operations.

Patrick J. Martin
Chairman, President and Chief Executive Officer
January 22, 2002

Robert S. Kocol
Corporate Vice President and Chief Financial Officer
January 22, 2002



Patrick J. Martin
Chairman of the Board
President and
Chief Executive Officer



Pierre J. Cousin
Vice President/General Manager
Storage Networking
Business Unit



Jill F. Kenney
Corporate Vice President
Worldwide Marketing and
Corporate Strategy



Gary D. Francis
Corporate Vice President/
General Manager
Automated Tape Solutions



Robert S. Kocol
Corporate Vice President
and Chief Financial Officer



Angel P. Garcia
Vice President
Growth Markets and
Global Services



Thomas M. Major
Vice President/General Manager
Disk Business Unit



Roger C. Gaston
Corporate Vice President
Human Resources



Michael R. McLay
Vice President
U.S./Canada Sales and Service,
Global Channels, and Strategic Alliances



Roy G. Perry
Vice President
Global Supply Chain, Manufacturing,
Logistics and Quality Processes

Corporate Information

BOARD OF DIRECTORS

James R. Adams
Former Chairman
Texas Instruments Inc.

William L. Armstrong
Chairman
Cherry Creek Mortgage Company

William R. Hoover
Chairman of Executive Committee
Computer Sciences Corporation

William T. Kerr
Chairman and Chief Executive Officer
Meredith Corporation

Robert E. La Blanc
President
Robert E. La Blanc Associates Inc.

Robert E. Lee
President
Glacier Properties Inc.

Patrick J. Martin
Chairman of the Board, President
and Chief Executive Officer
StorageTek

Richard C. Steadman
Private Investor

Annual Meeting
The annual meeting of stockholders will be held at 10 a.m. (MDT) on May 23, 2002, at the Hyatt Regency Denver
1750 Welton Street
Denver, Colorado 80202-3999 USA

Corporate Information/Form 10-K
A copy of the StorageTek 2001 Annual Report on Form 10-K can be obtained without cost by writing to:

Investor Relations
StorageTek
One StorageTek Drive
Louisville, Colorado 80028-4315
1.800.785.2217
ask_stk@storagetek.com

Internet
StorageTek's home page contains information on the Company, products, technology, partnerships, news releases, financial information, and an electronic version of our 2001 Summary Annual Report. All information can be found at www.storagetek.com.

Exchange Listing
Common Stock
New York Stock Exchange
Symbol: STK

Independent Accountants
PricewaterhouseCoopers LLP
Denver, Colorado

Transfer Agent
Stockholders with address changes, transfers, exchanges of stock certificates, or other similar inquiries should contact:

American Stock Transfer & Trust Co.
40 Wall Street, 46th Floor
New York, New York 10005
1.800.937.5449
info@amstock.com

Forward-Looking Statements

Certain statements contained herein constitute "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as "anticipate," "expect," "plan," "believe," "project," "forecast" or "estimate" along with other words of similar meaning or import in connection with a discussion of the company's future products, business plan, financial results and performance. Actual results may differ materially from those projected. The company has made all forward-looking statements in good faith based upon assumptions that the company believes is reasonable. The ultimate correctness of any forward-looking statement is subject to a variety of risks and uncertainties. The company cannot adequately describe all such risks. However, risks include: the company's ability to successfully develop, manufacture and market new products, services and software; the effect of product mix and distribution channel mix on gross margins; the company's ability to continue to increase productivity; short product cycles inherent in the industry; customer acceptance of new technologies; the intense competition and rapid technological changes in the markets in which the company competes; significant changes in the company's management team during the last year; the company's ability to attract and retain highly skilled employees; the company's ability to protect and develop intellectual property rights to develop new products and to manufacture existing and new products without infringing upon the rights of others; the company's reliance on certain sole source suppliers who have experienced and may in the future experience occasional technical, financial or other problems; delivery delays from sub-contractors and increased lead time in ordering parts and components for the company's products that could result in reducing the company's control over delivery schedules and affect the company's ability to fulfill customer orders in a timely manner; and general economic conditions, along with other risks described in the company's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are filed with the Securities Exchange Commission and which are available on the Securities Exchange Commission's web site. The company has no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise.

Worldwide locations



Argentina
Buenos Aires
Australia
Adelaide
Brisbane
Canberra
Melbourne
Perth
Sydney
Austria
Vienna
Belgium
Brussels
Brazil
Brasilia
Curitiba
Rio de Janeiro
Sao Paulo
Canada
Burlington
Calgary
Edmonton
Halifax
Kitchener
London
Montreal
North York
Ottawa
Quebec
Regina
Toronto
Vancouver
Winnipeg
China
Beijing
Guangzhou
Shanghai
Denmark
Copenhagen
Skanderborg
Finland
Helsinki
France
Aix-En-Provence
Cesson Sevigne
Creteil
La Madeleine
Lyon
Nantes
Paris
Strasbourg
Suresnes
Toulouse
Voisins le Bretonneux
Germany
Berlin
Bremen
Dresden
Dusseldorf
Eschborn
Hamburg
Hannover
Ismaning
Karlsruhe
Koln
Langen
Lehre-Flechtorf
Leipzig
Leverkusen
Mannheim
Nurnberg
Saarbrucken
Schwalbach
Stuttgart
Vellmar
Waldorf
Hong Kong
Hong Kong
India
Bangalore
Mumbai
New Delhi
Chennai
Ireland
Dublin
Italy
Assago
Bari
Bologna
Firenze
Genova
Napoli
Padova
Palermo
Roma
Torino
Japan
Nagoya
Osaka
Tokyo
Korea
Seoul
Luxembourg
Luxembourg
Malaysia
Selangor Darul
Mexico
Monterrey
Mexico City
New Zealand
Wellington
Norway
Nygaardstangen, Bergen
Oslo
Poland
Warsaw
Puerto Rico
Ponce
Singapore
Singapore
Spain
Barcelona
Madrid
Sweden
Gothenburg
Stockholm
Switzerland
Basel
Berne
Lausanne
Meyrin-Geneva
Opfikon/Zurich
Wein
Taiwan
Taipei
The Netherlands
Vianen
United Kingdom
Ascot
Edinburgh
Manchester
West Midlands
Woking
United States of America
Birmingham, AL
Huntsville, AL
Montgomery, AL
Little Rock, AR
Phoenix, AZ
Tucson, AZ
Emeryville, CA
Fullerton, CA
Los Angeles, CA
Sacramento, CA
San Diego, CA
Santa Clara, CA
South Coast Metro, CA
Walnut Creek, CA
Whittier, CA
Boulder, CO
Colorado Springs, CO
Englewood, CO
Lone Tree, CO
Longmont, CO
Louisville, CO
Thornton, CO
Westminster, CO
East Hartford, CT
Washington, DC
Boca Raton, FL
Hollywood, FL
Jacksonville, FL
Maitland, FL
Tallahassee, FL
Tampa, FL
Atlanta, GA
Macon, GA
Norcross, GA
Des Moines, IA
Boise, ID
Chicago, IL
Lombard, IL
Moline, IL
Rockford, IL
Springfield, IL
Fort Wayne, IN
Indianapolis, IN
Kansas City, KS
Overland Park, KS
Topeka, KS
Wichita, KS
Lexington, KY
Louisville, KY
Metairie, LA
Waltham, MA
Hunt Valley, MD
Silver Spring, MD
Southfield, MI
Minneapolis, MN
Clayton, MO
Columbia, MO
Springfield, MO
St. Louis, MO
Charlotte, NC
Greensboro, NC
Morrisville, NC
Omaha, NE
Mountainside, NJ
Pine Brook, NJ
Albuquerque, NM
Las Vegas, NV
Reno, NV
Albany, NY
Amherst, NY
New York, NY
Pittsford, NY
Plainview, NY
Syracuse, NY
Broadview Heights, OH
Cincinnati, OH
Cleveland, OH
Columbus, OH
Moraine, OH
Norwood, OH
Union Town, OH
Midwest City, OK
Tulsa, OK
Portland, OR
Camp Hill, PA
Conshohocken, PA
Harrisburg, PA
Pittsburgh, PA
Greer, SC
West Columbia, SC
Brentwood, TN
Memphis, TN
Austin, TX
College Station, TX
Dallas, TX
Farmers Branch, TX
Houston, TX
Hurst, TX
San Antonio, TX
Salt Lake City, UT
Glen Allen, VA
Norfolk, VA
Richmond, VA
Roanoke, VA
Vienna, VA
Bellevue, WA
Olympia, WA
Seattle, WA
West Allis, WI
Nitro, WV

StorageTek

WORLD HEADQUARTERS

Storage Technology Corporation
One StorageTek Drive
Louisville, Colorado 80028 USA
Phone: 1.800.786.7835
Fax: 719.536.4053
www.storagetek.com

INTERNATIONAL OFFICES

Australia
Phone: 61.2.9433.1700

Austria
Phone: 0800.20.16.31

Belgium
Phone: 0800.75.327

Brazil
Phone: 55.11.3044.4599

Canada
Phone: 905.602.5586

China
Phone: 86.10.6849.2393

Denmark
Phone: 8088.0744

Finland
Phone: 08001.13361

France
Phone: 0800.82.83.57

Germany
Phone: 0800.181.6238

Italy
Phone: 800.790.852

Japan
Phone: 03.3746.9711

Korea
Phone: 82.2.2191.1100

Malaysia
Phone: 603.772.41125

Mexico
Phone: 52.5.258.8000

The Netherlands
Phone: 0800.022.8496

Norway
Phone: 800.11.220

Singapore
Phone: 65.774.9248

Spain
Phone: 900.99.33.66

Sweden
Phone: 46.8.506.866.00

Switzerland
Phone: 0800.83.87.65

United Kingdom
Phone: 0800.731.8852

MZ 9174 A 4/02